EXHIBIT (a)(1)(I)

[LETTERHEAD OF IRIS INTERNATIONAL, INC.]

September 24, 2012

Dear IRIS International Stockholders:

We are pleased to report that IRIS International, Inc. (the “Company” or “IRIS”) has entered into an Agreement and Plan of Merger, dated September 17, 2012 (the “Merger Agreement”), with Danaher Corporation (“Parent”) and Daphne Acquisition Corporation (“Merger Sub”), a wholly-owned indirect subsidiary of Parent, which provides for the acquisition of the Company by Parent.

Pursuant to the Merger Agreement, Parent and Merger Sub commenced a tender offer (the “Offer”) on September 20, 2012, pursuant to which Merger Sub has offered to purchase all of the shares of the Company’s common stock, par value $0.01 per share (each, a “Share”), that are issued and outstanding at a price per Share of $19.50 (the “Offer Price”), net to the seller in cash, without interest, less any applicable withholding taxes.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Thursday, October 18, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

Pursuant to the Offer, the validly tendered and not properly withdrawn Shares will be purchased by Merger Sub. The Merger Agreement provides, among other things, that after the successful completion of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). In the Merger, all Shares not purchased in the Offer (other than Shares that are owned by Parent, Merger Sub or in the treasury of the Company, or by any stockholder of the Company who is entitled to demand and who properly demands their statutory appraisal rights under Delaware law) will be automatically converted into the right to receive the Offer Price in cash, without interest and less any required withholding taxes.

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), after careful consideration, the Company’s board of directors (the “Company Board”) has unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer, the Top-Up Option (as defined in the Merger Agreement) and the Merger, are advisable, fair to and in the best interests of the Company’s stockholders. Accordingly, the Company Board hereby unanimously recommends that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and vote in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, if such vote is required by applicable law.

In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed is the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your Shares. WE URGE YOU TO READ THE ENCLOSED OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER MATERIALS CAREFULLY AND IN THEIR ENTIRETY.

On behalf of IRIS’s Board of Directors and management, we greatly appreciate and thank you for the continued support and encouragement you have shown IRIS.

Sincerely,

/s/ César M. García

César M. García

Chairman, President and Chief

Executive Officer